SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)

Ener1, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29267A203
(CUSIP Number)

Anthony Castano
Ener1 Group, Inc.
1540 Broadway, Suite 40D
New York, New York  10036
(212) 920-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267A203

(1) Names of reporting person: Boris Zingarevich
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions):
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or place of organization: Russia
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8) Shared Voting Power: 105,661,995(1)(2)
(9) Sole Dispositive Power: -0-
(10) Shared Dispositive Power: 105,661,995(1)(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 105,661,995(1)(2)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 48.0%(3)
(14) Type of Reporting Person: IN

CUSIP No. 29267A203

(1) Names of reporting person: Ener1 Group, Inc.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions):
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or place of organization: Florida
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8) Shared Voting Power: 90,650,223(1)
(9) Sole Dispositive Power: -0-
(10) Shared Dispositive Power: 90,650,223(1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 90,650,223(1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 42.2%(3)
(14) Type of Reporting Person: CO

CUSIP No. 29267A203

(1) Names of reporting person: Bzinfin S.A.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions):
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or place of organization: British Virgin Islands
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8) Shared Voting Power: 105,661,995(2)
(9) Sole Dispositive Power: -0-
(10) Shared Dispositive Power: 105,661,995(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 105,661,995(2)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 48.0%(3)
(14) Type of Reporting Person: CO

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is filed by (i) Boris Zingarevich (“BZ”), (ii)  Ener1 Group, Inc. (“Ener1 Group”) and (iii) Bzinfin S.A. (“Bzinfin” and together with BZ and Ener1 Group, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ener1, Inc., a Florida corporation (the “Company”).  This Amendment No. 8 amends and supplements Amendment No. 1 to Schedule 13D dated January 3, 2002 filed by the Reporting Persons (which amended and superseded in its entirety the Schedule 13D dated January 3, 2002 filed by the Reporting Persons), as amended by Amendment No. 2 to Schedule 13D dated March 15, 2002 filed by the Reporting Persons, as amended by Amendment No. 3 to Schedule 13D dated September 6, 2002 filed by the Reporting Persons, as amended by Amendment No. 4 to Schedule 13D dated August 3, 2010 filed by the Reporting Persons, as amended by Amendment No. 5 to Schedule 13D dated October 1, 2010 filed by the Reporting Persons, as amended by Amendment No. 6 to Schedule 13D dated February 8, 2011 filed by the Reporting Persons and as amended by Amendment No. 7 to Schedule 13D dated June 29 , 2011 filed by the Reporting Persons (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 8.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 18, 2010, a copy of which has been filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference.

Items 2, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended as to Schedule A and paragraphs (b) through (f) to add the following information:

Schedule A, (b), (c), (d), (e) and (f).  Boris Vaynzikher is a director of Ener1 Group, his principal business is serving as a managing director of  Z1 Investment Group, an independent investment company, he is a citizen of Russia and his principal business address is Building 1, 19 Lyalin Lane, Moscow 105062, Russia. To the best of each of the Reporting Person’s knowledge, Mr. Vaynzikher  has neither, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as to paragraphs (a) and (b) and amended as to paragraph (c) to add the following information:

(a)	(1)	BZ
		Number of shares: 105,661,995(1)(2)
		Percentage of shares: 48.0%(3)

	(2)	Ener1 Group
		Number of shares: 90,650,223(1)
		Percentage of shares: 42.2%(3)

	(3)	Bzinfin
		Number of shares: 105,661,995(2)
		Percentage of shares: 48.0%(3)

(b)	(1)	BZ
		Sole power to vote or direct the vote: -0-
		Shared power to vote or direct the vote: 105,661,995 (1)(2)
		Sole power to dispose or to direct the disposition: -0-
		Shared power to dispose or direct the disposition: 105,661,995 (1)(2)

	(2)	Ener1 Group
		Sole power to vote or direct the vote: -0-
		Shared power to vote or direct the vote: 90,650,223 (1)
		Sole power to dispose or to direct the disposition: -0-
		Shared power to dispose or direct the disposition: 90,650,223 (1)

	(3)	Bzinfin
		Sole power to vote or direct the vote: -0-
		Shared power to vote or direct the vote: 105,661,995 (1)(2)
		Sole power to dispose or to direct the disposition: -0-
		Shared power to dispose or direct the disposition: 105,661,995 (1)(2)

The Reporting Persons’ beneficial ownership in paragraphs (a) and (b) of this Item 5 is hereby amended to reflect the following since filing Amendment No. 7 to the Statement on July 6, 2011: (x) the expiration of derivative securities previously held by Bzinfin that were exercisable into 200,000 shares of Common Stock and (y) the increase in the number of outstanding shares of Common Stock.

(c)
Other than as reported in Item 6 hereof, none of the Reporting Persons has engaged in any transactions in the shares of Common Stock during the past sixty days. The transactions reported in Item 6 hereof pertain to derivative securities of the Company, none of which currently affect the Reporting Persons’ beneficial ownership disclosed herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following information:

On September 9, 2011, the Company entered into a Waiver, Amendment and Exchange Agreement (the “Exchange Agreement”) with funds managed by Goldman Sachs Asset Management, L.P. and certain other investors (collectively, the “Investors”).  Pursuant to the Exchange Agreement, the Investors exchanged an aggregate $58,500,000 of the Company’s outstanding 8.25% Senior Notes held by them for $29,250,000 of the Company’s new Tranche A 8.25% Senior Notes, $29,250,000 of the Company’s new Tranche B 8.25% Senior Notes (and together with the new Tranche A 8.25% Senior Notes, the “Senior Indebtedness”), and Company Warrants to purchase up to 1,400,000 shares of Common Stock.  Reference is made to the Company’s Current Report on Form 8-K dated September 9, 2011, as filed with the Securities and Exchange Commission on September 12, 2011, for more information regarding the Exchange Agreement and the Senior Indebtedness.

 In connection with the Exchange Agreement, Bzinfin and the Company entered into an Amendment to the LOC Agreement (the “LOC Amendment”), Bzinfin and the Company, as the agent of the Investors, entered into a Subordination Agreement (the “Subordination Agreement”) and Bzinfin, Ener1 Group and the Company, as the agent of the Investors, entered into a Lock-Up Agreement (the “Lock-Up Agreement”), each of which is described below.

Under terms of the LOC Amendment, (i) the Maturity Date for the repayment of all advances under the LOC Agreement and all unpaid accrued interest thereon was extended to July 2, 2013, (ii) the interest rate at which all outstanding advances shall bear interest from and after September 12, 2011 was increased to 15% per year, (iii) all interest accrued on the outstanding advances through and including September 12, 2011 and accruing thereafter prior to the Maturity Date has become payable in cash on a quarterly basis during such period of extension and in full on the Maturity Date; provided, however, so long as the Subordination Agreement is in effect, such quarterly interest payments may be made solely in newly issued shares of  Common Stock determined by dividing the dollar amount of each such quarterly interest payment by the greater of (x) the closing price of the Common Stock on the trading day immediately preceding the date of such quarterly interest payment or (y) the Book Value (as defined in the LOC Agreement) of the Common Stock on the trading day immediately preceding the date of such quarterly interest payment, if prior to the due date of each such quarterly interest payment Bzinfin directs the Company in writing to make  such quarterly interest payment in newly issued shares of Common Stock, provided, however, that no such quarterly interest payment can be made in shares of Common Stock if to do so would violate the Subordination Agreement.  If any such quarterly interest payment is not made (in either cash or shares of Common Stock) for any reason whatsoever then such quarterly interest payment shall be added to the principal amount of the outstanding advances and accrue interest at the then interest rate for all outstanding advances until paid in full; (iv) if Bzinfin elects to convert all or any portion of the unpaid principal amount of the advances and unpaid accrued interest thereon outstanding under the LOC Agreement into shares of Common Stock in accordance with the LOC Agreement then the amount of indebtedness subject to such conversion shall, immediately prior to being converted, be increased by an amount equal to the amount of additional interest that would have accrued on such indebtedness being converted if held through and including the Maturity Date then in effect so that the amount of shares of Common Stock issued upon conversion is increased for such additional interest; and  (v) the Company is not permitted to draw down any additional advances under the LOC Agreement.  The outstanding aggregate principal amount of advances and accrued and unpaid interest thereon was $11,430,902.00 as of September 12, 2011.

Under the terms of the Subordination Agreement, the indebtedness outstanding under the LOC Agreement (the “LOC Indebtedness”) is subordinate in right of payment to the Senior Indebtedness and no payment can be made on the LOC Indebtedness until the Senior Indebtedness has been indefeasibly paid in full, provided, however, that Bzinfin is entitled to (i) exercise its rights of conversion of the LOC Indebtedness, in accordance with the terms and conditions of the LOC Agreement, into shares of Common Stock and/or (ii) be paid quarterly interest on the LOC Indebtedness under the LOC Agreement, in accordance with the terms and conditions of the LOC Agreement, in shares of Common Stock, in each case, subject to and conditional upon (x) effectiveness of the Charter Amendment (as defined below) and (y) no Event of Default (as such term is defined in the Senior Indebtedness) having occurred.  The Subordination Agreement contains other customary provisions.

Under the terms of the Lock-Up Agreement,  Bzinfin and Ener1 Group agreed that neither of them will (i) exercise, in whole or in part, any of the warrants beneficially owned by them to purchase Common Stock or (ii) convert, in whole or in part, any of the LOC Indebtedness, until such time as the Company has amended its charter to increase the authorized Common Stock from 300,000,000 shares to 430,000,000 shares (the “Charter Amendment”).

The foregoing description of the LOC Amendment, the Subordination Agreement and the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the LOC Amendment, the Subordination Agreement and the Lock-Up Agreement, copies of which are filed herewith as Exhibits 99.60, 99.61 and 99.62, respectively,  and are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following information:

Exhibit 99.60	Amendment dated September 12, 2011 by and between Ener1, Inc. and Bzinfin, S.A. to Line of Credit Agreement dated June 29, 2011*
Exhibit 99.61	Subordination Agreement dated September 12, 2011 by and between Bzinfin, S.A. and Ener1, Inc., as the authorized agent of the Senior Lenders (as defined therein)*
Exhibit 99.62	Lock-Up Agreement dated September 9, 2011 by and among Bzinfin S.A., Ener1 Group, Inc. and Ener1, Inc., as the authorized agent of the Holders (as defined therein)*

*Filed herewith.

__________________________

Footnotes:

(1)
Ener1 Group’s ownership consists of: (i) 70,654,430 shares of Common Stock and (ii) 20,195,793 shares of Common stock underlying presently exercisable derivative securities issued by the Company to Ener1 Group.

(2)
Bzinfin’s ownership consists of: (i) 10,053,209 shares of Common Stock and (ii) 4,758,563 shares of Common Stock underlying presently exercisable derivative securities issued by the Company to Bzinfin.  In addition to such foregoing shares of Common Stock, Bzinfin may be deemed to beneficially own the 90,850,223 shares of Common Stock owned by Ener1 Group as reported in above Footnote 1 by reason of owning and controlling Ener1 Group.   As reported in the Statement, Bzinfin has the right to purchase from Ener1 Group up to 72,907,867 of such 90,850,223 shares of Common Stock, as the 72,907,867 shares underlie presently exercisable derivative securities issued by Ener1 Group to Bzinfin. However, in order to avoid duplicity, these 72,907,867 shares of Common Stock are not included within Bzinfin’s ownership stated in the first sentence of this Footnote 2.

(3)
Based on 195,273,025 outstanding shares of Common Stock as of September 14, 2011.  The beneficial ownership percentages were calculated on an “as-exercised” and “as-converted” basis for derivative securities that are presently exercisable or exercisable within 60 days of the date hereof in accordance with Rule 13d-3(d)(1) of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BORIS ZINGAREVICH

Date: September 19, 2011	By:	/s/ Boris Zingarevich
Boris Zingarevich

ENER1 GROUP, INC.

Date: September 19, 2011	By:	/s/ Anthony Castano
Anthony Castano,
Chief Financial Officer

BZINFIN S.A.

Date: September 19, 2011	By:	/s/ Patrick T. Bittel
Patrick T. Bittel, Attorney-in-Fact